

March 7, 2013

<u>Via E-mail</u>
Mykola Ogir
Chief Executive Officer
Kolasco Corp.
1005-63 Callowhill Dr.
Toronto, ON M9R 3L6
Cananda

      Re: **Kolasco Corp.**
                  Item 4.01 Form 8-K
                  Filed February 26, 2013
                  File No. 333-180459

Dear Mr. Ogir:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Robert S. Littlepage for

                                         Larry Spirgel
                                         Assistant Director